October 2, 2014

VIA EDGAR

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Premier, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 4, 2014

File No. 001-36092

Dear Ms. Monick:

On behalf of Premier, Inc. (“Premier” or the “Company”), we have the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated September 29, 2014 relating to the Company’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended June 30, 2014.

For your convenience, we have included the comment of the Staff below in bold followed by Premier’s corresponding response.

Form 10-K for the fiscal year ended June 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 58

1. It appears your presentation of pro forma consolidated results on page 59 represents a full Non-GAAP statement of operations. Please clarify how you considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

Response: In instances where the Company uses non-GAAP financial measures, it regularly considers the undue prominence concerns raised by Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (the “CDI”). The CDI indicates that issuers should “[g]enerally” not present a full non-GAAP income statement to avoid attaching undue prominence to the non-GAAP information. The table presented under Item 6. Selected Financial Data on page 52, the first complete presentation of financial results in the Annual Report, presents our statements of income on a GAAP only basis. We note that the table on page 59 presents the consolidated statement of operations using the “actual” GAAP statement first, in the more prominent position of the presentation, and labels the second set of financial statements “Pro Forma.”

Jennifer Monick

U.S. Securities and Exchange Commission

October 2, 2014

We believe that the label “Pro Forma” indicates that the presentation was non-GAAP. In addition, this presentation is in accordance with Article 11 of Regulation S-X, which while not required in an annual report on Form 10-K, is not precluded either. We elected to present a pro forma income statement consistent with the presentation we used in the prospectus included in our registration statement on Form S-1 (File No. 333-190828) (the “Registration Statement”) as reviewed by the Staff for our initial public offering.

Based on the timing and impact of our reorganization, as well as the fact that our fiscal year end is June 30, we believe the pro forma presentation is critical for investors to more clearly understand the current financial operations of our Company. We believe that this presentation also provides the best basis for comparability of actual current and future operations and assists the reader in better understanding the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K. In addition, because our pro forma adjustments are made solely to reflect our current operations, they differ significantly from more traditional non-GAAP measures that raise prominence concerns because those non-GAAP measures often reflect adjustments to normalize the presentation. Finally, we believe that the GAAP presentation has the potential to be misunderstood because, for periods before October 1, 2013, as noted above, it does not reflect our actual current operations. Therefore, while we understand concerns raised by the CDI, we believe our presentation is appropriate and provides investors with meaningful and accurate disclosure.

However, in future filings, we will consider adding further clarification in the disclosure that the pro-forma presentation is non-GAAP.

2. The above comment notwithstanding, please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide a quantitative reconciliation for your pro forma consolidated results of operations on page 59. Additionally, please tell us how you determined it was not necessary to identify this information as non-GAAP.

Response: As noted above, we believe that the label “Pro Forma” indicates that the presentation is non-GAAP while complying with the guidance in Article 11 of Regulation S-X and is consistent with the presentation we used in the prospectus included in our Registration Statement. Based on the presentation in the Registration Statement, we continued to use this presentation in our SEC filings, including the interim period Forms 10-Q and annual Form 10-K, after our initial public offering. We note that the presentation does discuss the adjustments made on page 58. However, we will also include a quantitative reconciliation of pro forma consolidated results of operations (that is, disclose the specific pro forma adjustments) in future filings, and will consider adding further clarification in the disclosure that the pro-forma presentation is non-GAAP.

Jennifer Monick

U.S. Securities and Exchange Commission

October 2, 2014

3. Please tell us how you complied with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide a quantitative reconciliation for your pro forma net income in the first row of the table on page 60, the pro forma net administrative fees line item in the table at the bottom of page 61, and the pro forma adjusted EBITDA for the Supply Chain Services segment in the table on page 64. Additionally, please tell us how you determined it was not necessary to identify this information as non-GAAP.

Response: With respect to compliance with Item 10(e) of Regulation S-K and the identification of the cited line items as non-GAAP, the Company generally reiterates its responses to comments 1 and 2 above. Additionally, we reconcile segment adjusted EBITDA to adjusted EBITDA, which is reconciled to EBITDA and operating income on page 60. In future filings, we will add quantitative reconciliations (that is, disclose the specific pro forma adjustments) for pro forma net income, pro forma net administrative fees, and pro forma segment adjusted EBITDA for the Supply Chain Services segment, as requested. In future filings we will consider adding further clarification in the disclosure that the pro-forma presentation is non-GAAP.

Financial Statements

Notes to Consolidated Financial Statements, page 88

(3) Significant Accounting Polices, page 95

4. We note you have disclosed your accounting policy for business combinations within your critical accounting policies and estimates discussion in your MD&A. In future filings, please also include this accounting policy within your significant accounting policies footnote.

Response: The Company notes the Staff’s comment and will include this accounting policy within our significant accounting policies footnote in future filings.

Revenue Recognition, page 99

Multiple Deliverable Arrangements, page 100

5. Please tell us how you have met the disclosure requirements of Section 605-25-50-2 of the Accounting Standards Codification as it relates to multiple-element arrangements you have (whether it be based upon multiple services provided or a combination of products and services provided to your members/customers) that can impact the timing or amount of revenues to be recognized.

Response: We believe we have met each of the requirements of ASC 605-25-50-2, “A vendor shall disclose all of the following information…” as described below:

a.

The nature of its multiple-deliverable arrangements – we believe we have addressed the nature of the multiple-deliverable arrangements in the first two sentences under “Multiple Deliverable Arrangements” on page 100, as follows, “The Company occasionally enters into agreements where the individual deliverables discussed above, such as SaaS

Jennifer Monick

U.S. Securities and Exchange Commission

October 2, 2014

subscriptions and advisory services, are bundled into a single service arrangement. These agreements are generally provided over a time period ranging from approximately three months to five years after the applicable contract execution date”.

b.	The significant deliverables within the arrangements - we believe we have addressed the significant deliverables in the first two sentences under “Multiple Deliverable Arrangements” on page 100, as follows, “The Company occasionally enters into agreements where the individual deliverables discussed above, such as SaaS subscriptions and advisory services, are bundled into a single service arrangement. These agreements are generally provided over a time period ranging from approximately three months to five years after the applicable contract execution date”.

c.	The general timing of delivery or performance of service for the deliverables within the arrangements - we believe we have addressed the general timing of the multiple-deliverable arrangements in the second sentence under “Multiple Deliverable Arrangements” on page 100, as follows, “These agreements are generally provided over a time period ranging from approximately three months to five years after the applicable contract execution date”.

d.	Performance-, cancellation-,termination-, and refund-type provisions - we believe we have addressed these provisions, as applicable, in the second paragraph under “Multiple Deliverable Arrangements” on page 100, as follows, “Certain arrangements include performance targets or other contingent fees that are not fixed and determinable at the inception of the arrangement. If the total arrangement consideration is not fixed and determinable at the inception of the arrangement, the Company allocates only that portion of the arrangement that is fixed and determinable to each element. As additional consideration becomes fixed, it is similarly allocated based on VSOE, TPE or ESP to each element in the arrangement and recognized in accordance with each element’s revenue recognition policy”.

e.	A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables - we believe we have addressed the significant factors, inputs, assumptions, and methods used to determine the selling price of the multiple-deliverable arrangements in the third and fourth sentences under “Multiple Deliverable Arrangements” on page 100, as follows, “Revenue is allocated to the individual elements within the arrangement based on their relative selling price using vendor specific objective evidence (“VSOE”), third-party evidence (“TPE”) or the estimated selling price (“ESP”), provided that the total arrangement consideration is fixed and determinable at the inception of the arrangement. The Company establishes VSOE, TPE, or ESP for each element of a service arrangement based on the price charged for a particular element when it is sold separately in a stand-alone arrangement”.

Jennifer Monick

U.S. Securities and Exchange Commission

October 2, 2014

f.	Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable - we believe we have addressed whether the significant deliverables in the arrangements qualify as separate units of accounting, as applicable, for the multiple-deliverable arrangements in the first paragraph under “Multiple Deliverable Arrangements” on page 100, as follows, “The Company occasionally enters into agreements where the individual deliverables discussed above, such as SaaS subscriptions and advisory services, are bundled into a single service arrangement. These agreements are generally provided over a time period ranging from approximately three months to five years after the applicable contract execution date. Revenue is allocated to the individual elements within the arrangement based on their relative selling price using vendor specific objective evidence (“VSOE”), third-party evidence (“TPE”) or the estimated selling price (“ESP”), provided that the total arrangement consideration is fixed and determinable at the inception of the arrangement. The Company establishes VSOE, TPE, or ESP for each element of a service arrangement based on the price charged for a particular element when it is sold separately in a stand-alone arrangement. All deliverables which are fixed and determinable are recognized according to the revenue recognition methodology described above”.

g.	The general timing of revenue - we believe we have addressed the general timing of revenue for the multiple-deliverable arrangements in the last sentence in the first paragraph under “Multiple Deliverable Arrangements” on page 100, “All deliverables which are fixed and determinable are recognized according to the revenue recognition methodology described above”. This sentence references the reader to the timing of revenue recognition described under the various revenue streams described in the earlier paragraphs on pages 99 and 100:

a.	Under “Net Revenue” on page 99, “The Company recognizes revenue when (i) there is persuasive evidence of an arrangement, (ii) the fee is fixed or determinable, (iii) services have been rendered and payment has been contractually earned, and (iv) collectability is reasonably assured”.

b.	Under “Other Services and Support Revenue” on page 99, “Subscription fees are typically billed on a monthly basis and revenue is recognized as a single deliverable on a straight-line basis over the remaining contractual period following implementation”.

c.	Under “Other Services and Support Revenue” on page 100, “Professional fees for advisory services are sold under contracts, the terms of which vary based on the nature of the engagement. Fees are billed as stipulated in the contract, and revenue is recognized on a proportional performance method as services are performed and deliverables are provided. In situations where the contracts have significant contract performance guarantees or member acceptance provisions, revenue recognition occurs when the fees are fixed and determinable and all contingencies, including any refund rights, have been satisfied”.

Jennifer Monick

U.S. Securities and Exchange Commission

October 2, 2014

In summary, we believe our disclosures address the required points in ASC 605-25-50-2.

(16) Segments, page 111

6. Please tell us how you have complied with paragraph 30b of ASC 280-10-50, or tell us how you determined it was not necessary to reconcile Segment Adjusted EBITDA to Income before income taxes.

Response: This presentation and our reconciliation to Operating income is consistent with the presentation we used in the prospectus included in our Registration Statement. Based on the presentation in the Registration Statement, we continued to use this presentation in our SEC filings, including the interim period Forms 10-Q and annual Form 10-K, after our initial public offering. In connection with a comment raised by the Staff in connection with its review of the Registration Statement, we responded that we reconcile Segment Adjusted EBITDA to operating income because we believed (and currently still believe) that operating income is the closest and most appropriate GAAP measure.

Premier acknowledges

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 704-816-6307 with any questions regarding the foregoing.

Very truly yours,

/s/ Craig S. McKasson
Craig S. McKasson
Senior Vice President and Chief Financial Officer

Cc:	Susan D. Devore, President and Chief Executive Officer

Jeffrey W. Lemkin, General Counsel

Gentry Rose, Vice President, Corporate Controller